Exhibit 99.1

Important Notice of Internet Availability of Proxy Materials for the Shareholder Meeting of DHT HOLDINGS, INC. To Be Held On: June 15, 2023 COMPANY NUMBER ACCOUNT NUMBER CONTROL NUMBER This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before 6/2/23. Please visit http://www.astproxyportal.com/ast/17692, where the following materials are available for view: • Notice of Annual Meeting of Shareholders • Proxy Statement • Form of Electronic Proxy Card • Annual Report on Form 20-F TO REQUEST MATERIAL: TELEPHONE: 888-Proxy-NA (888-776-9962) or 718-921-8562 (for international callers) E-MAIL: info@astfinancial.com WEBSITE: https://us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials TO VOTE:  ONLINE: To access your online proxy card, please visit www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. You may enter your voting instructions at www.voteproxy.com up until 11:59 PM Eastern Time on June 14, 2023, the day before the meeting date. IN PERSON: You may vote your shares in person by attending the Annual Meeting. TELEPHONE: To vote by telephone, please visit www.voteproxy.com to view the materials and to obtain the toll free number to call. MAIL: You may request a card by following the instructions above. 1. To elect Jeremy Kramer to DHT's Board of Directors, as a Class I director, for a term of three years. NOMINEE: Jeremy Kramer 2. To ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2023. 3. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINATED DIRECTOR AND "FOR" PROPOSAL 2. Please note that you cannot use this notice to vote by mail.